EXHIBIT 99.1

Caledonia reaches agreement with the Government of Zimbabwe to review potential investment opportunities

ST HELIER, Jersey, Oct. 06, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL) is pleased to announce that it has signed an agreement (the “agreement”) with the Government of the Republic of Zimbabwe (the “Government”) under which Caledonia will evaluate mining rights, properties and/or projects in the gold sector that are controlled by the Government with a view to assessing the potential to advance development on these properties or projects.

Caledonia believes Zimbabwe is a highly prospective region for gold discoveries. Caledonia has assessed and continues to assess investment opportunities in the Zimbabwe gold sector that are privately owned. However, the Government of Zimbabwe has a considerable portfolio of assets in the gold sector that are potentially very attractive and Caledonia and the Government have therefore entered into an agreement whereby Caledonia is provided an opportunity to review this portfolio to determine whether they may be commercially developed for mutual benefit.

Commenting on this agreement, Steve Curtis, Chief Executive Officer said:

“I am delighted we have reached this agreement which will give Caledonia access to a new and much increased number of potential investment opportunities in the Zimbabwe gold sector. Over the years of operating in Zimbabwe we have established a professional relationship with the appropriate bodies and have a strong performance, social and ethical record. We look forward to applying the same approach to any future opportunities in the country, developing the assets in the same responsible way we have done at Blanket, with any new developments including a local ownership structure and community engagement.”

“The signing of this agreement is very timely: Blanket Mine, Caledonia’s current investment in Zimbabwe, is approaching the end of a multi-year, +$60 million investment in a new shaft. When this project is completed later this year, Blanket’s annual gold production is expected to increase from approximately 55,000 ounces to approximately 80,000 ounces per annum from 2022 onwards. The increased level of production, in conjunction with the higher gold price, means that we should have the financial capacity to consider further meaningful investments in the Zimbabwe gold sector.”

The Hon. Winston Chitando, Minister for Mines and Mine Development, said:

“Since Caledonia purchased Blanket Mine in 2006, it has increased production at Blanket from less than 20,000 ounces of gold per annum and is now poised to increase production to 80,000 ounces per annum. Blanket Mine has more than doubled its employment from less than 800 in 2006 to a current level of approximately 1,650; Blanket is also a major tax-payer in Zimbabwe and we expect this to increase substantially in the next few years. Caledonia is also an outstanding corporate citizen in Zimbabwe, having facilitated local ownership partnerships of Blanket Mine since 2012.

“I am therefore pleased that Caledonia will apply its experience, technical expertise and its financial capacity to evaluate the portfolio of gold assets that are held by the Government. I am confident that Caledonia will make an even larger contribution to the economy of Zimbabwe as a result of further investments in our gold industry.”

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Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company’s qualified person as defined by Canada’s National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841 793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.